UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 15 September 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR OF GOLD FIELDS LIMITED

In compliance with paragraphs 3.63 – 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Gold Fields Limited has awarded on 25 August 2016 ("the Award Date"), Award effective 1 March 2016, Conditional Performance Shares to a director of Gold Fields Limited in terms of the Gold Fields Limited 2012 Share Plan as set out below. The award was accepted on 13 September 2016.

Performance Shares (PS) are conditionally awarded, based on a share price of R62.958 being the 3 day VWAP of 18, 19, 20 May 2016. The number of PS which may settle to a participant on vesting date i.e. three years from effective date of the award, will be determined by the company achieving pre-determined performance conditions as follows:

Relative TSR - measured against the performance of ten other major gold mining companies based on the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group,
Absolute TSR - Gold Fields share price measured at the start and the end of the performance period.
Free Cash Flow Margin – achievement of pre-determined FCFM target.
The number of shares to be settled will range from 0% to 200% of the initial conditional award.

Name	**Nicholas John Holland**
Position	Director of Gold Fields Limited
No of PS awarded and accepted	272 735
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market acceptance of Performance Shares awarded
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to Award the abovementioned Performance Shares.

15 September 2016
Sponsor:
JP Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 15 September 2016

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer